                                                                    EXHIBIT 99.4

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-Q


[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 1995

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                      to
                               --------------------    -------------------------

                       Commission file number 1-11073

                           FIRST DATA CORPORATION
--------------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)


               Delaware                                     47-0731996
-----------------------------------------        -------------------------------
    (State or other jurisdiction of                      (I.R.S. Employer
     incorporation or organization)                     Identification No.)


401 Hackensack Avenue, Hackensack, New Jersey                 07601
---------------------------------------------    -------------------------------
  (Address of principal executive offices)                  (Zip Code)


Registrant's telephone number, including area code:      (201) 525-4702
                                                    ----------------------------

--------------------------------------------------------------------------------
Former name, former address and former fiscal year, if changed since last report.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes   X    No
                                               -----    -----

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                Class                          Outstanding at July 31, 1995
 ---------------------------------------       ----------------------------
 Common Stock (par value $.01 per share)            118,803,261 shares

                             FIRST DATA CORPORATION

                                   FORM 10-Q

                                     INDEX

                                                                                              PAGE NO.
                                                                                              --------
Part I.          Financial Information

                 Consolidated Statement of Income--Three and six                                   1
                 months ended June 30, 1995 and 1994

                 Consolidated Balance Sheet--June 30, 1995                                         2
                 and December 31, 1994

                 Consolidated Statement of Cash Flows--Six                                         3
                 months ended June 30, 1995 and 1994

                 Notes to Consolidated Financial Statements                                      4-7

                 Management's Discussion and Analysis of                                        8-14
                 Financial Condition and Results of Operations

                 Independent Accountants' Review Report                                           15


Part II.         Other Information                                                                16

                           FIRST DATA CORPORATION
                      CONSOLIDATED STATEMENT OF INCOME
              (Amounts in thousands, except per share amounts)
                                 (Unaudited)

                                                 THREE MONTHS ENDED    SIX MONTHS ENDED
                                                      JUNE 30,              JUNE 30,
                                                -------------------   -------------------
                                                  1995       1994       1995       1994
                                                --------   --------   --------   --------
REVENUES:
  Fee revenues, net                             $447,362   $362,884   $830,703   $696,932
  Fees related to sale of TRS financial
     instruments, net                             55,250     46,701    109,420     88,473
                                                --------   --------   --------   --------
            Total                                502,612    409,585    940,123    785,405
                                                --------   --------   --------   --------

EXPENSES:
  Human resources                                194,896    161,363    369,229    311,808
  Equipment, supplies and facilities              84,686     59,595    151,946    112,986
  Depreciation and amortization                   51,714     34,810     94,616     65,891
  Professional, advertising and other             73,503     66,466    138,813    124,532
                                                --------   --------   --------   --------
            Total                                404,799    322,234    754,604    615,217
                                                --------   --------   --------   --------

OPERATING INCOME                                  97,813     87,351    185,519    170,188

INTEREST EXPENSE                                 (14,580)   (10,652)   (25,191)   (21,471)

OTHER INCOME                                      77,937      1,800     80,937      3,600
                                                --------   --------   --------   --------

PRETAX INCOME                                    161,170     78,499    241,265    152,317

INCOME TAXES                                     103,223     31,952    133,106     62,068
                                                --------   --------   --------   --------

NET INCOME                                      $ 57,947   $ 46,547   $108,159   $ 90,249
                                                ========   ========   ========   ========


NET INCOME PER COMMON SHARE                     $   0.49   $   0.42   $   0.94   $   0.81
                                                ========   ========   ========   ========


WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                             119,355    111,438    115,615    111,530
                                                ========   ========   ========   ========


CASH DIVIDENDS DECLARED PER COMMON SHARE        $   0.03   $     --   $   0.06   $   0.03
                                                ========   ========   ========   ========

               See notes to consolidated financial statements.

                            FIRST DATA CORPORATION
                          CONSOLIDATED BALANCE SHEET
                               ($ in thousands)
                                 (Unaudited)

                                                                               JUNE 30,     DECEMBER 31,
                                ASSETS                                           1995           1994
                                                                             ----------      ----------
Cash and cash equivalents                                                    $  111,434      $  166,203
Short-term investments                                                           58,189         197,134
Equity securities available for sale                                            209,480              --
Proceeds including proceeds due from financial instruments sold               3,794,862       3,058,829
Funds and funds due relating to merchant processing                             284,833              --
Accounts receivable, less allowance: 1995, $8,577; 1994, $7,117                 303,912         262,847
Land, buildings and equipment at cost, net of depreciation:
       1995, $286,175; 1994, $262,590                                           367,288         303,294
Goodwill, net of amortization: 1995, $160,096; 1994, $149,374                 1,581,173         832,349
Other intangibles, net of amortization: 1995, $133,733; 1994, $108,337          424,718         348,886
Other assets                                                                    260,365         249,902
                                                                             ----------      ----------

                                                                             $7,396,254      $5,419,444
                                                                             ==========      ==========


                 LIABILITIES AND STOCKHOLDERS' EQUITY

Drafts outstanding                                                           $   58,097      $  197,046
Liabilities relating to financial instruments sold                            3,753,000       3,069,000
Liabilities relating to merchant processing                                     277,422              --
Short-term debt                                                                 372,000          35,000
Long-term debt                                                                  468,292         474,680
Accounts payable                                                                129,092          92,470
Income taxes payable                                                            117,839          60,019
Employee-related liabilities                                                     82,359          84,356
Accrued and other liabilities                                                   378,588         391,614
                                                                             ----------      ----------
          Total liabilities                                                   5,636,689       4,404,185
                                                                             ----------      ----------

Stockholders' equity:
      Common stock, par value $.01 per share,
           authorized 300,000,000 shares; issued 119,527,317
           shares in 1995 and 110,352,000 in 1994                                 1,195           1,104
      Capital surplus                                                           939,682         412,779
      Net unrealized securities gains (losses)                                   30,460          (6,611)
      Foreign currency translation adjustment                                   (18,088)        (17,033)
      Retained earnings                                                         843,229         755,558
      Less treasury stock at cost, 714,720 shares in 1995
           and 2,710,360 in 1994                                                (36,913)       (130,538)
                                                                             ----------      ----------
           Total stockholders' equity                                         1,759,565       1,015,259
                                                                             ----------      ----------

                                                                             $7,396,254      $5,419,444
                                                                             ==========      ==========

               See notes to consolidated financial statements.

                             FIRST DATA CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                ($ in thousands)
                                  (Unaudited)


                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
                                                                     --------------------------
                                                                        1995            1994
                                                                     ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                          $ 108,159        $  90,249
 Adjustments to reconcile net income to
  net cash provided by operating activities:
  Depreciation                                                          47,421           34,236
  Amortization (1995 and 1994 include charges
   of $16,561 and $10,128, respectively, against revenues)              63,756           41,783
  Gain on sale of businesses                                           (80,937)          (3,600)
  Other non-cash charges, net                                           20,674            5,944
  Changes in operating assets and liabilities:
   Short-term investments                                              138,945           13,987
   Proceeds including proceeds due from
     financial instruments sold                                       (684,000)        (231,000)
   Funds and funds due relating to merchant processing                 (18,639)              --
   Accounts receivable                                                 (55,564)         (22,137)
   Other assets                                                         (6,564)           5,636
   Drafts outstanding                                                 (138,949)         (13,859)
   Liabilities relating to financial
     instruments sold                                                  684,000          231,000
   Liabilities relating to merchant processing                          27,186               --
   Accounts payable and other liabilities                               40,959           24,303
                                                                     ---------        ---------
    Net cash provided by operating activities                          146,447          176,542
                                                                     ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of variable rate cap agreements                                   --          (28,850)
 Deferred contract costs                                               (75,022)         (46,205)
 Purchase of land, buildings and equipment                             (90,547)         (70,823)
 Acquisition-related expenditures                                     (219,959)         (91,256)
 Divestitures                                                           11,210               --
                                                                     ---------        ---------
    Net cash used by investing activities                             (374,318)        (237,134)
                                                                     ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in short-term debt, net                                      337,000               --
 Principal payments of long-term debt                                 (142,530)          (8,850)
 Proceeds from exercise of stock options                                17,482            4,341
 Purchase of treasury stock                                            (32,821)         (25,210)
 Dividends paid                                                         (6,698)          (6,610)
                                                                     ---------        ---------
    Net cash provided (used) by financing activities                   172,433          (36,329)
                                                                     ---------        ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                    669            2,055
                                                                     ---------        ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS                              (54,769)         (94,866)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       166,203          298,041
                                                                     ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $ 111,434        $ 203,175
                                                                     =========        =========

                See notes to consolidated financial statements.

                             FIRST DATA CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1995
                                  (UNAUDITED)


1.       BASIS OF PRESENTATION

The consolidated financial statements of First Data Corporation (the Company or
FDC) should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 1994. Significant accounting policies disclosed therein have not changed. However, in 1995 the Company has incurred software development costs for major new product and platform offerings and has capitalized a portion of such costs as required by Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed". Historically, software development costs have been principally for product enhancements or refinements and expensed as incurred. Amounts capitalized through June 30, 1995 for new product and platform offerings approximated $3.3 million.

The consolidated financial statements are unaudited; however, in the opinion of management, they include all normal recurring adjustments necessary for a fair presentation of the consolidated financial position of the Company at June 30, 1995 and the consolidated results of its operations for the three and six months ended June 30, 1995 and 1994 and cash flows for the six months ended June 30, 1995 and 1994. Results of operations reported for interim periods are not necessarily indicative of results for the entire year. Certain prior year amounts have been reclassified to conform to the current year presentation.

The Company recently completed a study of goodwill and other intangible assets arising from purchase business combinations and has concluded it is appropriate to reclassify certain costs associated with the July 1991 acquisition of First Data Resources Limited (FDRL) from "Goodwill" to acquired contract and conversion costs which are included in "Other intangibles" on the Company's Consolidated Balance Sheet. Conversion costs primarily include systems and programming and other related costs associated with the conversion of new client accounts to the Company's processing systems. The reclassified costs represent those necessary to modify the acquired FDRL processing system in 1992 to provide the functionality of the Company's processing system to FDRL's customer base. The result of the reclassification, as of December 31, 1994, was an increase of $53 million in acquired contract and conversion costs, net of accumulated amortization, which will be amortized over the remaining six-year estimated life of the contracts. The $169 million remaining carrying value of goodwill relating to FDRL will be amortized over its remaining estimated life of 26 years. Previously, all acquired intangibles resulting from the FDRL acquisition were amortized over their estimated aggregate life of 20 years from the date of acquisition. The impact of these changes is immaterial to the Company's results of operations.

2.       SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Net income taxes paid during the six months ended June 30, 1995 were approximately $44 million. Net income taxes paid during the same period in 1994 were approximately $60 million, net of a $1.1 million refund from American Express Company. Interest paid during the six months ended June 30, 1995 and 1994 was approximately $31 million and $21 million, respectively.

3.       ACQUISITIONS/DISPOSITION

On June 13, 1995, the Company announced execution of a merger agreement with First Financial Management Corporation (FFMC), a leading worldwide information services provider. Pursuant to the terms of the merger agreement, each outstanding share of FFMC common stock will be converted into 1.5859 shares of FDC common stock at closing. The transaction is valued at approximately $6.7 billion based on FDC's closing price on June 12, 1995 of $56.875. The transaction, which will be accounted for as a pooling of interests, requires the approval of the stockholders of both companies as well as various regulatory agencies. The Company anticipates closing the transaction in late 1995 or early 1996; however, no assurance can be given with respect to the timing or likelihood of such transaction closing.

Upon closing, FDC will incur one-time merger expenses including (i) investment banking, legal and miscellaneous transaction costs, currently estimated to be $52.3 million on an after-tax basis; (ii) costs associated with termination benefits of certain employees of FFMC, currently estimated to be $143.1 million on an after-tax basis, and (iii) costs associated with the integration and consolidation of the companies which are not presently estimable. The accounting policies utilized by FDC and FFMC are currently being studied from a conformity perspective; however, the impact of any potential adjustments is presently estimated to be immaterial.

On June 6, 1995, the Company completed the acquisition of the merchant processing and point-of-sale unit of ENVOY Corporation (ENVOY). ENVOY was combined with the existing merchant operations of the Company's U.S. transaction card processing unit and is reflected in the accompanying financial statements from its date of acquisition.

A summary of the purchase price paid and the preliminary allocation thereof to tangible assets acquired less liabilities assumed is as follows (thousands):

         Total consideration paid                            $174,533
         Tangible assets acquired less liabilities
            assumed at fair value                              32,426
                                                              -------
         Excess of purchase price over tangible
            assets acquired less liabilities assumed         $142,107
                                                              =======

The total consideration paid primarily represents the issuance of 3 million shares of FDC common stock to ENVOY stockholders valued at approximately $171 million. An additional payment of up to $21 million in FDC common stock will be required over a one- to three-year period if the acquired entity attains certain performance objectives. The excess of purchase price over tangible assets acquired less liabilities assumed is being amortized over 30 years. This acquisition has been accounted for using the purchase method.

On March 9, 1995, the Company completed the acquisition of CESI Holdings, Inc. and its subsidiary, Card Establishment Services Inc., (CES) a leading merchant transaction processor. CES was combined with the Company's U.S. transaction card processing unit to strengthen both front-end and back-office merchant transaction processing capabilities and is reflected in the accompanying financial statements from its date of acquisition.

The following table lists the unaudited pro forma financial information reflecting the estimated effect on the Company of the CES acquisition as if it had occurred at the beginning of each of 1995 and 1994 (in thousands, except per share amounts):

                               Three Months                              Six Months Ended
                                    Ended                                    June 30,
                               June 30, 1994                          1995            1994
                               -------------                       --------------------------
       Revenue                     $461,555                        $978,495          $884,113
       Net income                    45,959                         103,472            86,819

       Net income per
       common share                    0.38                            0.87              0.72

The pro forma financial information presented above does not give pro forma effect to the ENVOY acquisition as the effect on pro forma earnings in the aggregate would be immaterial.

Adjustments made in arriving at pro forma unaudited results of operations include the preliminary revaluation of CES assets to their fair value, reduction of interest expense on existing debt due to lower borrowing rates of the Company, amortization of goodwill and related tax adjustments. The pro forma results do not, however, include any adjustments for cost savings or benefits from economies of scale that the Company believes would have been achieved had the transaction occurred at the beginning of each of 1995 and 1994. The pro forma financial information is presented for informational purposes and is not necessarily indicative of the future results of operations of the combined companies.

Pro forma results present revenues net of interchange and association fees. Interchange fees represent a standardized fee charged by the Visa and Mastercard credit card associations to compensate card issuing banks for the risk of transaction fraud, processing expenses and funding costs and are settled with the card issuing banks. Historically, CES presented its revenues on a gross basis. The Company presents revenues on a net basis on its consolidated financial statements as generally there is no risk to the Company associated with the interchange fees. CES' interchange and association fees were $172 million and $140 million for the three months ended June 30, 1995 and 1994, respectively, and $314 million and $258 million for the six months ended June 30, 1995 and 1994, respectively.

During the 1995 second quarter, the Company completed the sale of its health systems business to HBO & Company (HBOC) in exchange for 4 million shares of HBOC common stock valued at approximately

$205 million, resulting in a pretax gain of $68.9 million which has been included in "Other income" on the Company's Consolidated Statement of Income. This pretax gain was substantially offset by income taxes of $67.7 million relating thereto. The investment in HBOC common stock is presented as "Equity securities available for sale" on the Company's Consolidated Balance Sheet.
The health systems business accounted for approximately 8 percent of the Company's 1994 annual consolidated revenues and a lesser percentage of its 1994 annual consolidated operating income.

4.       DEBT OFFERING

On July 24, 1995, the Company completed a $200 million public debt offering of 6 3/4% Notes (the Notes) due July 15, 2005. Interest on the Notes is payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 1996. There is no sinking fund obligation applicable to the Notes, nor are the Notes redeemable prior to maturity. The Company received net proceeds of approximately $197 million of which $165 million was used to pay down the Company's short-term borrowings under its revolving credit facilities. The remainder was used for general corporate purposes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

QUARTER ENDED JUNE 30, 1995 COMPARED TO QUARTER ENDED JUNE 30, 1994.

Revenues

The Company's consolidated second quarter 1995 revenues were $503 million, up 23 percent over $410 million in 1994. Excluding revenues from the cable services and hotel reservation businesses sold late in 1994 and the health systems business sold during the second quarter of 1995, revenues were up 34 percent. The increased revenue came substantially from continued growth in its transaction card processing, mutual fund servicing and payment instruments businesses. Approximately 90 percent of the 1995 increase resulted from acquisitions, sales of enhanced services and new client signings with the remainder attributable to expansion into adjacent markets and internal growth in its financial sector businesses. Growth from acquisitions was primarily attributable to Card Establishment Services, Inc. (CES), acquired on March 9, 1995, which contributed revenues of $57 million. The Company's financial sector businesses, which include the transaction card processing, payment instruments, mutual fund servicing and receivables management businesses, represented approximately 90 percent of the Company's consolidated revenues and a greater proportion of the Company's consolidated operating income in the 1995 second quarter. Revenues in the financial sector, which is the Company's focus, increased 25 percent even without the effect of the CES acquisition and 44 percent including CES.

Worldwide transaction card processing revenues grew by $115 million, or 64 percent, primarily due to strong growth in card accounts, transactions processed and sales of enhanced services, as well as the results of the newly-acquired CES business. The volume of worldwide card and merchant transactions processed increased 59 percent to 1,266 million in the 1995 second quarter (which included 176 million incremental CES merchant transactions) compared with 794 million in the 1994 second quarter. Excluding CES, the increase in card and merchant transactions processed is attributable to an approximate 40 percent increase in the U.S. and an approximate 20 percent increase in the U.K. The volume of worldwide card accounts processed increased to 104.8 million in the second quarter of 1995 from 75.8 million in the 1994 second quarter primarily due to strong internal growth and the addition of new clients.

Revenues derived from the payment instruments business grew by $6.2 million over the 1994 second quarter. This growth was attributable to an increase in fee revenue associated with a 60 percent increase in MoneyGram(SM) service transactions processed. MoneyGram(SM) revenue per transaction resulting from conditions relating to Mexican exchange rates was comparable to the prior year quarter. This growth was partially offset by a decrease in revenues derived from the investment portfolios due to an increase in variable rate commissions paid to selling agents. Payment instruments transactions processed increased 11 percent to 79 million in the 1995 second quarter compared with 71 million in the 1994 second quarter. The Company continued its aggressive MoneyGram(SM) service marketing campaign during the 1995 second quarter.

Prior to 1994, FDC issued payment instruments solely under the name of American Express Travel Related Services Company, Inc. (TRS), a wholly-owned subsidiary of American Express Company (American Express). In 1994, the Company's payment instruments business began transitioning away from American Express to its own payment instruments. In conjunction with the March 1994 acquisition of a major financial institution's official check business (the new official check business) the Company began signing new official check agents as well as converting the acquired and new agents to its own payment instruments which generated an investment portfolio balance of $1.4 billion at June 30, 1995. This is in addition to the investment portfolio of $2.0 billion generated from the Company's sale of TRS payment instruments. As a result of the Company's transition to its own payment instruments, 1995 second quarter results include earnings on tax-exempt investments included in the Company's separate investment portfolio that did not exist in 1994. On a pretax equivalent basis, which is the basis of recognition of earnings on the portfolio owned by TRS, the Company's 1995 second quarter revenues, operating and pretax income, and income taxes would have been $6.1 million higher.

Revenues from the mutual fund servicing business increased by 27 percent over the 1994 second quarter as a result of increased sales of enhanced services and expansion into adjacent markets principally due to 440 Financial Group acquired in March 1995 and the mutual fund administration business acquired in May 1994. Mutual fund assets serviced increased 28 percent in the 1995 second quarter to $341 billion compared with $266 billion in the 1994 second quarter.

Revenues from the Company's receivables management business declined slightly from the 1994 second quarter. The Company continues to focus on this business and sees opportunities to further penetrate the market and offer these services to its existing customer base.

Revenues from the teleservices business declined 11 percent from the 1994 second quarter due to lower pricing and lower volumes partially attributable to further automation of operator services, slightly offset by other ancillary teleservices and an increase in volumes associated with the Company's computer-based interactive telephone service.

Expenses

The Company's total operating expenses increased 26 percent to $405 million. The Company's expenses included increased product development and infrastructure costs incurred in advance of accelerating financial sector revenues anticipated for the second half of 1995 as reflected by the increase in "Human resources," "Equipment, supplies and facilities" and "Professional, advertising, and other" on the Company's Consolidated Statement of Income. Growth in volumes of transactions processed and the impact of sales of additional enhanced services also contributed to higher systems development and programming, data processing and facilities costs. The Company's additional investment in hardware and operating systems and recently acquired businesses contributed substantially to the increase in depreciation and amortization.

The Company's effective tax rate increased from 40.7 percent in 1994 to 64.0 percent in 1995 as a result of the taxes on the sale of the health systems business. Excluding the impact of the sale of the health systems business, the effective tax rate would have been 38.5 percent in 1995; this decrease in rate from 1994 is due to the impact of tax-exempt earnings on the Company's separate investment portfolio in 1995.

Net Income and Earnings Per Share

The Company's consolidated net income increased 24 percent to $58 million in the 1995 second quarter compared with $47 million in the 1994 second quarter. The Company's earnings per share increased 17 percent to $0.49 in the 1995 second quarter from $0.42 in the 1994 second quarter. The disparity of the foregoing growth percentages was the result of the additional shares issued in connection with the CES and ENVOY Corporation (ENVOY) acquisitions. The increase in net income came substantially from increased operating income due to continued growth in its two largest financial sector businesses. FDC's transaction card processing unit had strong growth in card accounts, transactions processed and sales of enhanced services, as well as the results of the newly-acquired CES business. In addition, FDC's payment instruments business had higher volumes, particularly in its MoneyGram(SM) service. These increases were partially offset by a decline at the teleservices business.

During the 1995 second quarter, the Company recorded a $68.9 million pretax gain on the sale of its health systems business, which was offset by a $67.7 million increase in income taxes relating thereto. In addition, increased product development and infrastructure costs incurred in advance of accelerating revenues anticipated for the second half of 1995 were largely offset by a $5.4 million after-tax gain ($9 million pretax) resulting from the favorable resolution of certain indemnification issues relative to the 1994 sale of the cable services business. The pretax gains are included in "Other income" on the Company's Consolidated Statement of Income.

In 1995, the Company continues to expect earnings per share, before the effect of the First Financial Management Corporation (FFMC) merger discussed below, to grow near the Company's objective of 20 percent.

SIX MONTHS ENDED JUNE 30, 1995 COMPARED TO SIX MONTHS ENDED JUNE 30, 1994.

Revenues

The Company's consolidated revenues for the 1995 period were $940 million, up 20 percent over $785 million in the 1994 period. Excluding revenues from the cable services and hotel reservation businesses sold late in 1994 and the health systems business sold during the second quarter of 1995, revenues increased 31 percent over the same period in the prior year. The increased revenue came substantially from continued growth in its transaction card processing, mutual fund servicing and payment instruments businesses. Approximately 85 percent of the 1995 increase resulted from acquisitions, sales of enhanced services and new client signings with the remainder attributable to expansion into adjacent markets and internal growth in its financial sector businesses. Growth from acquisitions was primarily attributable to CES which contributed revenues of $70 million. The Company's financial sector businesses represented approximately 85 percent of the Company's consolidated revenues and a significantly greater proportion of the Company's consolidated operating income in the 1995 period.

Worldwide transaction card processing revenues grew by $184 million primarily due to strong growth in card accounts, transactions processed and sales of enhanced services, as well as the results of the newly-acquired CES business. The volume of worldwide card and merchant transactions processed increased 44 percent to 2.2 billion in the 1995 period compared with 1.5 billion in the 1994 period. The increase in transactions processed is primarily attributable to the U.S. transaction card processing business, including 214 million incremental CES merchant transactions.

Revenues derived from the payment instruments business grew by 21 percent or $20 million over the 1994 period. This growth was attributable to an increase in fee revenue associated with an approximate 80 percent increase in MoneyGram(SM) service transactions processed and higher MoneyGram(SM) revenue per transaction resulting from conditions relating to Mexican exchange rates in the 1995 first quarter. This growth was partially offset by a decrease in revenues derived from the investment portfolios due to an increase in variable rate commissions paid to selling agents. As discussed above, 1995 results include earnings on tax-exempt investments included in the Company's separate investment portfolio that did not exist in 1994. On a pretax equivalent basis, which is the basis of recognition of earnings on the portfolio owned by TRS, the Company's 1995 revenues, operating and pretax income, and income taxes would have been $10.8 million higher. Payment instrument transactions processed increased 18 percent to 156 million in the 1995 period compared with 132 million in the same period in 1994.

Revenues from the mutual fund servicing business increased by 27 percent over the 1994 period as a result of increased sales of enhanced services and expansion into adjacent markets principally due to the addition of the mutual fund administration business and 440 Financial Group.

Revenues from the receivables management and teleservices businesses declined slightly from the 1994 period.

Expenses

The Company's total operating expenses increased 23 percent to $755 million. The Company's expenses included increased product development and infrastructure costs incurred in advance of accelerating financial sector revenues anticipated for the second half of 1995 as reflected by the increase in "Human Resources," "Equipment, supplies and facilities" and "Professional, advertising and other" on the Company's Consolidated Statement of Income. Growth in volumes of transactions processed and the impact of sales of additional enhanced services also contributed to higher systems development and programming, data processing and facilities costs. The Company's additional investment in hardware and operating systems and recently acquired businesses contributed substantially to the increase in depreciation and amortization.

Net Income and Earnings Per Share

The Company's consolidated net income increased 20 percent to $108 million compared with $90 million for the corresponding period in 1994. The Company's earnings per share increased 16 percent to $0.94 in the 1995 period from $0.81 in the 1994 period. The disparity of the foregoing growth percentages was the result of the additional shares issued in connection with the CES and ENVOY acquisitions. The increase in net income came substantially from increased operating income due to continued growth in its two largest financial sector businesses. FDC's transaction card processing unit had strong growth in card accounts, transactions processed and sales of enhanced services, as well as the results of the newly-acquired CES business. In addition, FDC's payment instruments business had higher volumes, particularly in its MoneyGram(SM) service. These increases were partially offset by a decline at the teleservices business. See "Quarter Ended June 30, 1995 Compared to Quarter Ended June 30, 1994" for discussion of one-time gains recorded during 1995.


LIQUIDITY AND CAPITAL RESOURCES

Total assets of the Company increased to $7.4 billion at June 30, 1995 from $5.4 billion at December 31, 1994. "Proceeds including proceeds due from financial instruments sold" increased by $736 million primarily due to the sale of the Company's own payment instruments in conjunction with the new official check business. "Goodwill" and "Other intangibles", net of amortization, increased by $825 million substantially due to the acquisitions of CES and ENVOY, partially offset by the reduction of goodwill associated with the sale of the health systems business. As a result of the newly-acquired CES merchant business, "Funds and funds due relating to merchant processing" represents amounts received and due from the issuing banks via card associations in connection with the normal merchant settlement process, while the related liability, "Liabilities relating to merchant processing", represents amounts due to merchants.

The Company increased its investing activities by $137 million over 1994. This was primarily due to higher acquisition- related expenditures largely attributable to the CES acquisition, an increase in deferred contract costs attributable to the signing and converting of clients to the Company's systems and higher capital expenditures for data processing equipment.

Cash flows from financing activities increased by $209 million, principally due to the additional draw-down of $337 million against the Company's $400 million revolving credit facilities and higher proceeds from the exercise of stock options. These increases were partially offset by the payment of CES' senior subordinated debt of $139 million and higher purchases of treasury stock in 1995.

The Company's cash flows from operating activities decreased by $30 million primarily due to net cash outflows attributable to changes in operating assets and liabilities.

During the six months ended June 30, 1995, the Company repurchased 734,300 shares of common stock in the open market for approximately $39 million. These purchases are pursuant to a formal plan approved by FDC's Board of Directors in March 1995 for use in conjunction with certain employee benefit programs, as well as past and future acquisition-related payments. The Company is authorized to repurchase shares in numbers reasonably expected to be required for issuance within the two years following any purchase date in connection with the Company's employee benefit plans and may hold up to 3.0 million shares of its common stock, at any time, pursuant to this authorization. The Company anticipates continued repurchases. During the 1995 second quarter, the Company reissued 2 million shares of common stock in conjunction with the ENVOY acquisition. In addition, the Company reissued 729,940 shares of common stock in connection with stock option exercises and the settlement of a portion of the deferred purchase price of the Company's receivables management business.

On March 9, 1995, the Company completed the acquisition of CES, a leading merchant transaction processor, for approximately $540 million which included the issuance of approximately 8.1 million shares of FDC common stock to CES shareholders valued at $419 million with an additional 0.6 million shares in the form of common stock options valued at approximately $27 million. The remainder of the consideration represents cash paid at the time of closing and acquisition costs. In conjunction with the CES acquisition, the Company provided cash of $76 million to CES to retire its outstanding indebtedness under its senior credit facility. CES also had $125 million outstanding of publicly traded Senior Subordinated Notes (CES Notes). In April 1995, the Company repurchased and retired the CES Notes for $139 million which was funded by a draw-down against the Company's revolving credit facilities.

The Company continues to pursue strategic alliance programs with bank clients offering them the opportunity to participate in the merchant relationships associated with the existing business of CES. Currently the Company has three signed contracts and has received several letters of intent. The formation of certain alliances will involve cash payments by the Company to certain alliance partners. Cash payments required by agreements signed to date are not material to the Company's overall cash flows.

On June 6, 1995, the Company completed the acquisition of the merchant processing and point-of-sale unit of ENVOY for approximately $175 million, which primarily represents the issuance of 3 million shares of FDC common stock. In addition, a contingent payment of up to $21 million in the form of FDC common stock will be due over a one- to three- year period if the acquired entity attains certain performance objectives.

On June 13, 1995, the Company announced execution of a merger agreement with FFMC, a leading worldwide information services provider. Pursuant to the terms of the merger agreement, each outstanding share of FFMC common stock will be converted into 1.5859 shares of FDC common stock at closing. The transaction is valued at approximately $6.7 billion based on FDC's closing price on June 12, 1995 of $56.875. The transaction, which will be accounted for as a pooling of interests, requires the approval of the stockholders of both companies as well as various regulatory agencies. The Company anticipates closing the transaction in late 1995 or early 1996; however, no assurance can be given with respect to the timing or likelihood of such transaction closing.

As discussed in Note 3 to the Company's Consolidated Financial Statements, FDC will incur one-time transaction and termination expenses currently estimated at $195.4 million, net of related taxes, upon closing of the FFMC transaction. Costs associated with the integration and consolidation of the companies are not presently estimable. These costs will be funded through available cash, proceeds from the sale of the Company's investment in HBO & Company (HBOC) common stock discussed below or available credit facilities or a combination thereof.

During the 1995 second quarter, the Company completed the sale of its health systems business to HBOC in exchange for 4 million shares of HBOC common stock valued at approximately $205 million. The investment in HBOC common stock is presented as "Equity securities available for sale" on the Company's Consolidated Balance Sheet. The Company has exercised its demand registration rights and anticipates selling its investment in HBOC by the end of 1995. The health systems business accounted for approximately 8 percent of the Company's 1994 annual consolidated revenues and a lesser percentage of its 1994 annual consolidated operating income.

The Company regularly considers acquisition opportunities as well as other forms of business combinations and divestitures. Historically, the Company has been involved in numerous transactions of various magnitudes, for consideration which has included cash or securities (including common stock) or combinations thereof. The Company continues to evaluate and pursue transaction opportunities as they arise. No assurance can be given with respect to the timing, likelihood or the financial or business effect of any possible transaction. The Company's future acquisition and investing activities are expected to rely on internally generated funds and the issuance of debt or equity securities or bank borrowings. The Company believes it has adequate internal and external financing available to meet anticipated liquidity needs.

On July 24, 1995, the Company completed a $200 million public debt offering of 6 3/4% Notes (the Notes) due July 15, 2005. Interest on the Notes is payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 1996. There is no sinking fund obligation applicable to the Notes, nor are the Notes redeemable prior to maturity. The Company received net proceeds of approximately $197 million of which $165 million was used to pay down the Company's short-term borrowings under its revolving credit facilities. The remainder was used for general corporate purposes. Currently $193 million remains available under the Company's revolving credit facilities.

On July 26, 1995, the Company declared a regular quarterly cash dividend of $0.03 per common share, payable on October 16, 1995 to stockholders of record on October 2, 1995.

RECENTLY ISSUED ACCOUNTING STANDARDS

In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets," effective for fiscal years beginning after December 15, 1995. The Company does not believe SFAS No. 121 will have a material impact on its financial statements.

                     Independent Accountants' Review Report



The Stockholders and Board of Directors
First Data Corporation


We have reviewed the accompanying consolidated balance sheet of First Data Corporation as of June 30, 1995, and the related consolidated statements of income for the three-month and six-month periods ended June 30, 1995 and 1994, and the consolidated statements of cash flows for the six-month periods ended June 30, 1995 and 1994. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of First Data Corporation as of December 31, 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended (not presented herein) and in our report dated February 3, 1995, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1994, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.



                                                               ERNST & YOUNG LLP


New York, New York
August 4, 1995

                          PART II.  OTHER INFORMATION

                             FIRST DATA CORPORATION



Item 4.          Submission of Matters to a Vote of Securities Holders:
                 ------------------------------------------------------

The Company held its Annual Meeting of Stockholders on May 17, 1995. Three matters were voted upon and approved at the meeting.

Proposal 1       Election of Directors

The terms of office of two current directors, Henry C. Duques and Ben Burdetsky, expired at the 1995 Annual Meeting. The re-election of Messrs. Duques and Burdetsky was voted on at the Annual Meeting. The results of the voting were as follows:

                                                   FOR          WITHHELD
Henry C. Duques                                 100,503,929      326,363
Ben Burdetsky                                   100,586,243      244,049


Proposal 2       Approval of an Amendment to the Company's Restated Certificate
                 of Incorporation to delete all Provisions relating specifically to American Express Company

The results of the voting were as follows:

FOR       99,772,215      AGAINST       171,044     ABSTAIN       887,033


Proposal 3       The ratification of the selection of Ernst & Young LLP as
                 independent auditors for 1995

The results of the voting were as follows:

FOR      100,659,460      AGAINST        25,006     ABSTAIN       145,826

                           PART II. OTHER INFORMATION

                             FIRST DATA CORPORATION


Item 6.   Exhibits and Reports on Form 8-K:
          ---------------------------------

(a)       Exhibits:

                12      Computation of Ratio of Earnings to Fixed Charges

                15      Letter from Ernst & Young LLP Regarding Unaudited Interim Financial Information

(b)             Reports filed on Form 8-K during the quarter for which this report is filed:

                (i)     Item 5, Form 8-K, dated April 26, 1995, reporting the Company's earnings for the quarter ended
                        March 31, 1995.

                (ii)    Item 5, Form 8-K, dated May 16, 1995, filing a Press Release announcing that the Company had entered into a definitive agreement for the sale of its First Data Health Systems Corporation subsidiary.

                (iii)   Item 5, Form 8-K, dated June 6, 1995, filing a Press Release announcing the consummation of the merger of ENVOY Corporation, with and into the Company.

                (iv)    Item 5, Form 8-K, dated June 12, 1995, filing a Press Release reporting that the Company had entered into an Agreement and Plan of Merger dated June 12, 1995 among the Company, FDC Merger
                        Corp., a wholly-owned subsidiary of the Company, and First Financial Management Corporation.

                (v)     Item 5, Form 8-K, dated June 30, 1995, filing a copy of the Company's Restated Certificate of
                        Incorporation as filed with the Delaware Secretary of State on June 2, 1995, and filing a copy of Unaudited Pro Forma Condensed Combined Statement of Income which provided pro forma financial information for the Company and CESI Holdings, Inc. for the three months ended March 31, 1995 and 1994.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.





                                            FIRST DATA CORPORATION
                                            ----------------------
                                                 (Registrant)





Date:  August   9, 1995                     By   LEE ADREAN
----------------------------                -----------------------------
                                            Lee Adrean
                                            Executive Vice President and
                                            Chief Financial Officer
                                            (Principal Financial Officer)




Date:   August   9, 1995                    By   CHERYL L. KING
-----------------------------               -----------------------------------
                                            Cheryl L. King
                                            Vice President and Controller
                                            (Principal Accounting Officer)